SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                           For the Month of April 2003


                                ECI TELECOM LTD.

                 (Translation of Registrant's Name into English)


                                30 Hasivim Street
                               Petach Tikva 49133
                                     ISRAEL
                    (Address of Principal Corporate Offices)


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F [X]           Form 40-F [  ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

      Yes [  ]          No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

            Attached hereto and incorporated by reference herein is a press release issued by ECI Telecom Ltd. on April 1, 2003, announcing the effect of ECtel Ltd.'s pre-announcement on its first quarter 2003 results.

                                    SIGNATURE


            Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ECI TELECOM LTD.
                                       ----------------
                                       (Registrant)


                                       By: /s/ Richard Gilden
                                          -----------------------------
                                          Richard Gilden for Doron Inbar,
                                          President and Chief Executive
                                          Officer, pursuant to authorization




Dated:  April 2, 2003

                                Index to Exhibits


Exhibit No.    Exhibit
-----------    -------

99.1           Press Release issued April 1, 2003

ECI Telecom Reports the Effect of ECtel's Pre-Announcement on its First Quarter 2003 Results

Petah Tikva, Israel, April 1, 2003, ECI Telecom (Nasdaq: ECIL) reported that its subsidiary, ECtel Ltd., announced today that it now expects revenues of $14 million to $16 million and a net loss of $3 million to $5 million for the first quarter of 2003.

ECI currently holds a 59% stake in ECtel. As a result, ECI expects that its consolidated results for the first quarter, 2003, will be negatively impacted by ECtel's shortfall. ECI`s revenues will reflect the $14-16 million ECtel revenues noted above. Net results will reflect 59% of ECtel`s $3-5 million loss ($1.8 to $3.0 million).

In February 2003, as part of the publication of its fourth quarter 2002 results, ECI said that it expects revenues in its core businesses (Optical Networking & Broadband Access) to decline approximately 10% in the first quarter of 2003 compared to the fourth quarter of 2002. This guidance remains unchanged.

About ECI Telecom

ECI provides advanced, telecommunications solutions to leading carriers and service providers, worldwide. By translating a deep understanding of its customers' needs into innovative, technologically excellent solutions, ECI enables its customers to increase the value of their networks and reduce operating expenses. ECI's platforms enable carriers and service providers to easily introduce new revenue-generating services. ECI has pioneered key technologies including voice compression, SDH, DSL, and has enabled the establishment of global networks. ECI specializes in metro optical networks, broadband access, bandwidth management and carrier-class VoIP solutions.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to complete transactions with investors, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact:
--------
Daniel Chertoff: +972-3-926-6255, e-mail: Daniel.chertoff@ecitele.com Kim Kelly: +972-3-926-6092, e-mail: kim.kelly@ecitele.com